

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 17, 2022

Chris Chang
Chief Executive Officer
ConneXionONE Corp.
39899 Balentine Drive
Suite 200
Newark, CA 94560

   Re: ConneXionONE Corp.
    Form 10-12G
    Filed July 26, 2022
    File No. 000-50075

Dear Chris Chang:

  We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

          Sincerely,

          Division of Corporation Finance
          Office of Energy & Transportation